EXHIBIT 21

El Paso Pipeline Partners, L.P.

Ownership List as of December 31, 2011

	Jurisdiction of
Company Name	Incorporation	% Held
El Paso Pipeline Partners, L.P.	Delaware
El Paso Pipeline Partners Operating Company, L.L.C.	Delaware	100.00
Elba Express Company, L.L.C.	Delaware	100.00
EPPP CIG GP Holdings, L.L.C.	Delaware	100.00
Colorado Interstate Gas Company, L.L.C.	Delaware	86.00
CIG Funding Company, L.L.C.	Delaware	100.00
Colorado Interstate Issuing Corporation	Delaware	100.00
WYCO Development LLC	Colorado	50.00
Southern Natural Gas Company, L. L.C.	Delaware	100.00
Bear Creek Storage Company, L.L.C.	Louisiana	50.00
SNG Funding Company, L.L.C.	Delaware	100.00
Southern Natural Issuing Corporation	Delaware	100.00
Southern LNG Company, L.L.C.	Delaware	100.00
Wyoming Interstate Company, L.L.C.	Delaware	100.00